

October 1, 2019

By E-Mail
William Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019

> Re: **DryShips Inc.**
> **Schedule 13E-3**
> **Filed on September 9, 2019, amended on September 30, 2019**
> **Filed by DryShips Inc., SPII Holdings Inc., and Sileo**
> **Acquisitions Inc.**
> **File No. 005-81450**

Dear Mr. Haft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 13E-3

1.   We note that Mr. Economou controls SPII and is the company's chairman and chief executive officer. Please include Mr. Economou as a filing person and provide all disclosure required for him as a filing person added as a result of this comment.

Proxy Statement

Reasons for the Merger, page 28

2.   Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person, including the company, to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

3.   Please address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares who receive payment for their shares, rather than all security holders unaffiliated with the company.

4.   Please revise your disclosure to address the fairness of the going private transaction as it relates to the company's net book value.

Recommendation of the Company Board, page 31

5.   We note that the board considered the Special Committee opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must _expressly adopt_ this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the Special Committee's analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Financial Projections Prepared by the Company, page 31

6.   It appears that you have included a summary of the projections in the proxy statement, which appear in full on pages 23-24 of the Evercore slides dated August 18, 2019. Please revise to include the full projections or a reference to the Evercore materials.

Opinion of the Financial Advisor to the Special Committee, page 33

7.   Please revise this section to disclose the data underlying the results described in each analysis prepared by Evercore and to **show how** that information resulted in the multiples/values disclosed. For example, disclose the financial metrics for each company used in the Selected Public Company Trading Analysis.

8.   Revise your disclosure under "Other Factors" on page 39 to explain why each analysis included was not considered material.

9.   Please clarify whether the remaining fee payable to Evercore is contingent on the closing of the merger.

10.   Please specify the amount of compensation received by Evercore for services provided to Ocean Rig UDW and Danaos Corporation.

Buyer's Group Purpose and Reasons for the Merger, page 43

11.   Please revise your statement here and in page 44 that the Buyer Group "may be deemed" to be engaged in a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Interests of Certain Persons in the Merger, page 49

12.   We note in the first paragraph of this section that you refer security holders to read the disclosure on page 49. Please revise or advise.

13.   With a view toward revised disclosure, please tell us whether any directors or officers will receive payment for any securities they own or whether any incentive compensation will be accelerated, each as a result of the going private transaction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions